CUSIP No. 39536G105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GreenLight Biosciences Holdings, PBC

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39536G105

(CUSIP Number)

Morningside Venture Investments Limited

C/O THC Management Services S.A.M.,

2nd Floor,

Le Prince De Galles

3-5 Avenue Des Citronniers

Monaco, MC 98000

011-377-97-97-47-37

with a copy to:

Morningside Technology Advisory, LLC

Attn: Daniel White, Esq.

1188 Centre Street

Newton Centre, MA 02459

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 29, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 39536G105

(1)	Names of Reporting Persons Morningside Venture Investments Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 16,919,155
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 16,919,155

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 16,919,155
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 11.15% (1)
(14)	Type of Reporting Person (See Instructions) CO

(1) Based on 151,681,314 shares of Common Stock outstanding on May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2023.

CUSIP No. 39536G105

(1)	Names of Reporting Persons MVIL, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,000,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,000,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.66% (1)
(14)	Type of Reporting Person (See Instructions) CO

(1)	Based on 151,681,314 shares of Common Stock outstanding on May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2023.

CUSIP No. 39536G105

(1)	Names of Reporting Persons Frances Anne Elizabeth Richard
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 16,919,155
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 16,919,155

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 16,919,155
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 11.15% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Based on 151,681,314 shares of Common Stock outstanding on May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2023.

CUSIP No. 39536G105

(1)	Names of Reporting Persons Jill Marie Franklin
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 16,919,155
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 16,919,155

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 16,919,155
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 11.15% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Based on 151,681,314 shares of Common Stock outstanding on May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2023.

CUSIP No. 39536G105

(1)	Names of Reporting Persons Peter Stuart Allenby Edwards
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 16,919,155
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 16,919,155

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 16,919,155
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 11.15% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Based on 151,681,314 shares of Common Stock outstanding on May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2023.

CUSIP No. 39536G105

(1)	Names of Reporting Persons Cheung Ka Ho
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 16,919,155
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 16,919,155

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 16,919,155
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 11.15% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Based on 151,681,314 shares of Common Stock outstanding on May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2023.

CUSIP No. 39536G105

(1)	Names of Reporting Persons Cheng Yee Wing Betty
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,000,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,000,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.66% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Based on 151,681,314 shares of Common Stock outstanding on May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2023.

CUSIP No. 39536G105

(1)	Names of Reporting Persons Wong See Wai
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,000,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,000,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.66% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Based on 151,681,314 shares of Common Stock outstanding on May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2023.

CUSIP No. 39536G105

Item 1. Security and Issuer.

This Amendment No. 1 (this “Amendment No. 1”) to this Statement on Schedule 13D amends and supplements the Statement on Schedule 13D previously filed by the reporting persons with the Securities and Exchange Commission (the “SEC”) on February 14, 2022, with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”), of GreenLight Biosciences Holdings, PBC, a Delaware public benefit corporation (the “Issuer”), whose principal executive offices are located at 200 Boston Avenue, Suite 3100, Medford, Massachusetts 02155. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 2. Identity and Background.

(a)	This statement is filed by:

(i)	Morningside Venture Investments Limited, a British Virgin Islands exempted company (“Morningside”), with respect to the Common Stock directly and beneficially owned by it;

(ii)	MVIL, LLC, a Delaware limited liability company (“MVIL, LLC”), with respect to the Common Stock directly and beneficially owned by it;

(iii)	Frances Anne Elizabeth Richard, with respect to the Common Stock beneficially owned by her as a result of her position as a director with Morningside;

(iv)	Jill Marie Franklin, with respect to the Common Stock beneficially owned by her as a result of her position as a director with Morningside;

(v)	Peter Stuart Allenby Edwards, with respect to the Common Stock beneficially owned by him as a result of his position as a director with Morningside;

(vi)	Cheung Ka Ho, with respect to the Common Stock beneficially owned by him as a result of his position as a director with Morningside;

(vii)	Cheng Yee Wing Betty, with respect to the Common Stock beneficially owned by her as a result of her position as a manager with MVIL, LLC; and

(viii)	Wong See Wai, with respect to the Common Stock beneficially owned by him as a result of his position as a manager with MVIL, LLC.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Frances Anne Elizabeth Richard, Jill Marie Franklin, Peter Stuart Allenby Edwards, and Cheung Ka Ho are the directors of Morningside and share voting and dispositive power with respect to the securities held by Morningside, including by MVIL, LLC, its wholly owned subsidiary. Ms. Richard, Ms. Franklin, Mr. Edwards and Mr. Cheung each disclaim beneficial ownership of the securities held by Morningside and MVIL, LLC. Cheng Yee Wing Betty and Wong See Wai are the managers of MVIL, LLC and share voting and dispositive power with respect to the securities held by MVIL, LLC. Ms. Cheng and Mr. Wong each disclaim ownership of the securities owned by MVIL, LLC. Morningside is ultimately wholly beneficially owned by a trust over which Adriel Wenbwo Chan and Yuk Lan Wong share authority to remove the trustee.

(b)	The business address of each of the Reporting Persons other than MVIL, LLC is:

c/o THC Management Services S.A.M.,

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

CUSIP No. 39536G105

With copies to:

Morningside Technology Advisory, LLC

Attn: Daniel P. White, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Investment Administration Department

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

(c)

The present principal business of Morningside, MVIL, LLC, Ms. Richard, Ms. Franklin, Mr. Edwards, Mr. Cheung, Dr. Cheng, Ms. Cheng and Mr. Wong is the venture capital and private equity investment business.

(d)	No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship of the Reporting Persons is as set forth below:

Morningside	British Virgin Islands
MVIL, LLC	Delaware
Ms. Richard	United Kingdom
Ms. Franklin	United Kingdom
Mr. Edwards	United Kingdom
Mr. Cheung	Hong Kong
Ms. Cheng	New Zealand
Mr. Wong	Hong Kong

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by the addition of the following:

The description of the Merger Agreement (as defined below), the Note Purchase Agreement (as defined below) and the Contribution and Exchange Agreements (as defined below) included below in response to Item 4 are incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

Merger Agreement

On May 29, 2023, the Issuer entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) with SW ParentCo, Inc., a Delaware corporation (“Parent”) and wholly-owned subsidiary of Fall Line Endurance Fund, LP, and SW MergerCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, (a) Merger Sub will commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of Common Stock, other than shares of

CUSIP No. 39536G105

Common Stock held by Morningside, MVIL, LLC and certain other stockholders of the Company that have entered into the Contribution and Exchange Agreements whereby they have agreed to contribute to Parent their shares of Common Stock (such shares of Common Stock, collectively, the “Rollover Shares”, and such shareholders of the Company holding Rollover Shares, collectively, the “Rollover Stockholders”, each a “Rollover Stockholder”) and the shares of Common Stock held by Parent and Merger Sub and certain other shares specified in the Merger Agreement (together with the Rollover Shares, the “Excluded Shares”), at a purchase price of US$0.30 per share of Common Stock (the “Offer Price”), (b) immediately following the consummation of the Offer, Morningside and MVIL, LLC will contribute their Rollover Shares to Parent (the “Rollover”) and (c) as soon as practicable following the consummation of the Merger, but following the consummation of the Rollover, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Parent (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, will be cancelled and converted into the right to receive the Offer Price in cash per share without interest and net of any applicable withholding taxes. The Excluded Shares will be automatically cancelled and cease to exist, without payment of any consideration or distribution therefor.

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of business of the Company during the interim period between the execution of the Merger Agreement and the Effective Time (including prohibition on certain actions, such as amendment to organizational documents, payment of dividends or distributions, incurrence of certain capital expenditures, entry into a new line of business, and incurrence of certain indebtedness, among others) and (ii) the obligation to use commercially reasonable efforts to obtain consents, approvals, registrations, waivers, permits, orders or other authorizations from, and making any filings and notifications with, any governmental authority or third party necessary, property or advisable under applicable law to consummation the Offer and the Merger.

If the Merger is effected, the Issuer’s Common Stock will be delisted from the NASDAQ Capital Market and the Issuer’s obligation to file periodic reports under the Act will terminate, and the Issuer will be privately held.

Note Purchase Agreement

Concurrently with the execution of the Merger Agreement, MVIL, LLC (i) entered into that certain Secured Convertible Note Purchase Agreement (the “Note Purchase Agreement”) with Parent confirming its commitment to pay to Parent at the Acceptance Time (as defined in the Merger Agreement) cash in the amount set forth under column (B) (less the amount under column (C)) in exchange for secured convertible promissory notes and (ii) was issued by the Issuer an Advance Note (the “Advance Note”) and made a cash payment to the Issuer in the amount set forth in column (C) (each a “Note”, and collectively the “Notes”) for purposes of funding (a) the Offer Price in the Offer and in the Merger, (b) fees and expenses incurred by the parties to the Merger Agreement in connection with the transactions contemplated thereby and (c) general working capital of the Issuer, prior to the consummation of the Merger, and of Parent, including the Surviving Corporation, following the consummation of the Merger.

(A) Name	(B) Aggregate Investment Amount ($)	(C) Advance Note Commitment Amount
MVIL, LLC	$10,000,000.00	$2,880.460.87

Contribution and Exchange Agreements

In connection with the transactions contemplated by the Merger Agreement, Parent entered into with each of the Rollover Stockholders, including Morningside and MVIL, LLC, a Contribution and Exchange Agreement (the “Contribution and Exchange Agreements”) pursuant to which the parties agreed to contribute in aggregate the Rollover Shares to Parent, in exchange for shares of Series A-2 Preferred Stock, par value $0.001 per share, of

CUSIP No. 39536G105

Parent. The Contribution and Exchange Agreements will terminate upon the first to occur of the consummation of the Merger, the date and time that the Merger Agreement is terminated in accordance with its terms and the date and time that the Board or the Special Committee make an Adverse Recommendation Change in accordance with the Merger Agreement.

The foregoing descriptions of the Merger Agreement, the Note Purchase Agreement and the Contribution and Exchange Agreements and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 99.1 to the Issuer’s Form 8-K filed on May 30, 2023, of the Note Purchase Agreement, a copy of which is filed as Exhibit 99.2 to this Amendment No. 1, and of the Contribution and Exchange Agreement, a copy of which is filed as Exhibit 99.3 to this Amendment No. 1, each of which is incorporated by reference into this Item 4. The Note Purchase Agreement and the Contribution and Exchange Agreement are incorporated herein by reference to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about the Issuer, Parent, or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Note Purchase Agreement and the Contribution and Exchange Agreement were made only for purposes of the applicable agreement and as of specific dates; were solely for the benefit of the other parties thereto; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties thereto instead of establishing those matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Issuer, Parent, Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of such agreements, which subsequent information may or may not be fully reflected in public disclosures by the Issuer or Parent. Neither the Note Purchase Agreement nor the Contribution and Exchange Agreement should be read alone, but should instead be read in conjunction with the other information regarding the companies and the transactions contemplated thereby that will be contained in, or incorporated by reference into, the tender offer statement on Schedule TO and Schedule 13E-3 and the Solicitation/Recommendation Statement on Schedule 14D-9, as well as in the other filings that each of the Issuer, Parent and Merger Sub make with the SEC.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented by the addition of the following:

The aggregate percentage of Common Stock reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based on 151,681,314 shares of Common Stock outstanding on May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2023. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

A.	Morningside Venture Investments Limited

(a)

As of the date hereof, Morningside beneficially owns 16,919,155 shares of Common Stock, representing a beneficial ownership of approximately 11.15% of the Common Stock. Morningside directly holds 15,919,155 shares of Common Stock and MVIL, LLC, its wholly owned subsidiary, holds 1,000,000 shares of Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	16,919,155
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	16,919,155

B.	MVIL, LLC

(a)	As of the date hereof, MVIL, LLC beneficially owns 1,000,000 shares of Common Stock, representing a beneficial ownership of approximately 0.66% of the Common Stock.

CUSIP No. 39536G105

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	1,000,000
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	1,000,000

C.	Frances Anne Elizabeth Richard

(a)	As of the date hereof, Ms. Richard beneficially owns 16,919,155 shares of Common Stock, representing a beneficial ownership of approximately 11.15% of the Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	16,919,155
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	16,919,155

D.	Jill Marie Franklin

(a)	As of the date hereof, Ms. Franklin beneficially owns 16,919,155 shares of Common Stock, representing a beneficial ownership of approximately 11.15% of the Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	16,919,155
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	16,919,155

E.	Peter Stuart Allenby Edwards

(a)	As of the date hereof, Mr. Edwards beneficially owns 16,919,155 shares of Common Stock, representing a beneficial ownership of approximately 11.15% of the Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	16,919,155
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	16,919,155

F.	Cheung Ka Ho

(a)	As of the date hereof, Mr. Cheung beneficially owns 16,919,155 shares of Common Stock, representing a beneficial ownership of approximately 11.15% of the Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	16,919,155
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	16,919,155

G.	Cheng Yee Wing Betty

(a)	As of the date hereof, Ms. Cheng beneficially owns 1,000,000 shares of Common Stock, representing a beneficial ownership of approximately 0.66% of the Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	1,000,000
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	1,000,000

CUSIP No. 39536G105

H.	Wong See Wai

(a)	As of the date hereof, Mr. Cheung beneficially owns 1,000,000 shares of Common Stock, representing a beneficial ownership of approximately 0.66% of the Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	1,000,000
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	1,000,000

As a result of the Reporting Person’s actions in respect of the Contribution and Exchange Agreement, the Reporting Person may be deemed to be member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Such “group” may constitute the following individuals:

Shares Outstanding	151,681,314

Name	Number of Shares (per their forms)	%Ownership
S2G Ventures Fund I, LP	2,087,043	1.38%
S2G Ventures Fund II, LP	8,582,284	5.66%
S2G Builders Food & Agriculture Fund III, LP	11,551,245	7.62%
Builders GRNA Holdings, LLC	127,551	0.08%
Morningside Venture Investments Ltd.	15,919,155	10.50%
MVIL, LLC (morningside)	1,000,000	0.66%
Fall Line Endurance Fund, LP	11,452,834	7.55%
Kodiak Venture Partners III, L.P	9,573,157	6.31%
Kodiak III Entrepreneurs Fund, L.P.	236,741	0.16%
Continental Grain Company	2,387,044	1.57%
Conti Greenlight Investors, LP	4,102,198	2.70%
MLS Capital Fund II, L.P.	5,818,575	3.84%
Cormorant Global Heathcare Master Fund, LP	4,751,020	3.13%
Cormorant Private Healthcare Fund II, LP	4,437,639	2.93%
Neglected Climate Opportunities, LLC	4,041,280	2.66%
Rivas Ventures LLC	3,515,333	2.32%
Prelude Ventures LC	3,189,151	2.10%
CG Investments Inc. VI	1,552,500	1.02%
Lewis & Clark Plant Sciences Fund I, LP	1,816,746	1.20%
Lewis & Clark Ventures I, LP	557,632	0.37%
Insud Pharma, S.L.	2,551,020	1.68%
Xeraya Cove Ltd.	1,734,277	1.14%
The Board of Trustees of the LeLand Stanford Junior University	1,687,374	1.11%
Alexandria Venture Investments, LLC	1,609,909	1.06%
Boscolo Intervest Limited	1,520,408	1.00%
Macro Continental, Inc.	1,416,895	0.93%
Malacca Jitra PTE Inc.	1,368,301	0.90%
Cummings Foundation, Inc.	1,275,510	0.84%
Grupo Ferrer Internacional, S.A.	1,094,248	0.72%
Sage Hill Investors	1,000,000	0.66%
Serum Institute	1,000,000	0.66%
Tao Invest III LLC	834,817	0.55%
Tao Invest V	1,836,847	1.21%
Series GreenLight 2, a separate series of BlueIO Growth LLC	569,423	0.38%
Series Greenlight, a separate series of BlueIO Growth LLC	500,890	0.33%
New Stuff LLC	500,000	0.33%
New Stuff Deux LLC	306,112	0.20%
Lupa Investment Holdings, LP	367,369	0.24%
RPB Ventures, LLC	300,000	0.20%

CUSIP No. 39536G105

Velocity Financial Group	292,186	0.19%
David Brewster	172,500	0.11%
Rosemary Sagar (BlueIO investor)	208,704	0.14%
Michael Ruettgers Revocable Trust as amended and restated	206,629	0.14%
Furneaux Capital Holdco, LLC	188,134	0.12%
Deval Patrick	172,500	0.11%
Samambaia Investments Limited	159,493	0.11%
Carole S. Furneaux	150,000	0.10%
Alfa Holdings, Inc.	100,000	0.07%
Ricardo Sagrera	93,860	0.06%
Michael Steinberg	91,842	0.06%
Rodrigo Aguilar	85,330	0.06%
Roger Richard	69,888	0.05%
Matthew Walker	63,775	0.04%
Dennis Clarke	25,510	0.02%
Eric Anderson	25,510	0.02%
Karthikeyan Ramachandriya	47,000	0.03%
Marta Ortega-Valle	29,798	0.02%
Himanshu Dhamankar	27,255	0.02%
Sweta Gupta	2,329	0.00%
Jason Gillian	28,732	0.02%
Ifeyinwa Iwuchukwu	14,886	0.01%
Nicholas Skizim	26,965	0.02%
Lorenzo Aulisa	2,697	0.00%
Caitlin Macadino	28,821	0.02%
Riverroad Capital Partners	12,010	0.01%
Anna Senczuk	9,984	0.01%
Steve Naugler	8,157	0.01%
Maria Lurantos	4,015	0.00%
TOTAL	120,521,038	79.46%

(c)	See Item 3.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the addition of the following:

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 6. A copy of the Note Purchase Agreement and the Contribution and Exchange Agreement is attached as an exhibit to this Amendment No. 1, and each is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

CUSIP No. 39536G105

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement

99.2	Secured Convertible Note Purchase Agreement, dated May 29, 2023, by and among Parent and MVIL, LLC.

99.3	Contribution and Exchange Agreements dated May 29, 2023, by and among Parent and the investor signatories thereto (including Morningside and MVIL, LLC).

CUSIP No. 39536G105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: June 7, 2023

MORNINGSIDE VENTURE INVESTMENTS LIMITED

By:	/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard, Director

MVIL, LLC

By:	/s/ Cheng Yee Wing Betty
Cheng Yee Wing Betty, Manager

/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard

/s/ Jill Marie Franklin
Jill Marie Franklin

/s/ Peter Stuart Allenby Edwards
Peter Stuart Allenby Edwards

/s/ Cheung Ka Ho
Cheung Ka Ho

/s/ Cheng Yee Wing Betty
Cheng Yee Wing Betty

/s/ Wong See Wai
Wong See Wai